Filed by Towers Watson & Co.

Pursuant to Rule 425 under the
Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:

Towers Watson & Co. (Commission File No. 001-34594)

The following is a slide presentation made to employees of Towers Watson & Co. (“Towers Watson”) on June 30, 2015 regarding the proposed merger of Towers Watson and Willis Group Holdings plc.

Creating a Leading Global Advisory, Broking and Solutions Firm 1

Announcement Overview + Towers Watson and Willis have agreed to combine in a merger of equals to create a leading global advisory, broking and solutions firm called Willis Towers Watson Following the close of the transaction, ~49.9% of the combined company will be owned by Towers Watson shareholders and ~50.1% will be owned by Willis shareholders John Haley will serve as Chief Executive Officer and Dominic Casserley will serve as President and Deputy CEO Board will be comprised of 12 directors; six to be nominated by Willis and six to be nominated by Towers Watson Closing expected by December 31, 2015, subject to shareholder and regulatory approvals and customary closing conditions 2

A Highly Complementary, Strategic Combination Creates leading global advisory, broking and solutions firm POWERFUL CLIENT PROPOSITION Integrated global platform with highly complementary offerings Comprehensive advice, analytics, specialty capabilities and solutions covering benefits; exchange solutions; brokerage and advisory; risk and capital management; and talent and rewards ACCELERATES REVENUE GROWTH AND STRATEGIC PRIORITIES Leverage mutual distribution strength to enhance market penetration Enhanced global footprint Platform for further innovation SIGNIFICANT COST SYNERGY OPPORTUNITIES Highly achievable, identified cost savings and efficiencies CULTURES ALIGNED AROUND SHARED VALUES 3

Willis Overview

BUSINESS DESCRIPTION

- Willis is a leading global risk advisory, re/insurance broking, and human capital and benefits firm organized in four business segments:
  - Willis North America
    - Focused on delivering P&C and human capital and benefits services across the United States and Canada
  - Willis Capital, Wholesale and Reinsurance
    - Willis Re
    - Willis Capital Markets & Advisory
    - Wholesale businesses (e.g., Miller)
    - Willis Portfolio and Underwriting Services
  - Willis GB
    - Comprises Willis' Great Britain-based Specialty and Retail businesses
    - Focused on delivering full range of Willis expertise across Great Britain and specialty capabilities around the world
  - Willis International
    - Focused on delivering P&C and human capital and benefits services across Asia, CEEMA, Latin America and Western Europe
- Pending acquisition of Gras Savoye
- ~22,500 associates(1) in more than 120 countries
- 187 year history

FY 2014 REVENUE BY SEGMENT


18%
27%
20%
35%
International
North America
Capital, Wholesale and Reinsurance
Great Britain

KEY FINANCIALS	FY 2014(2)
Market Cap	$8.4 billion(3)
Revenue	$3.8 billion
Underlying EBITDA(4)	$829 million
Free Cash Flow	$364 million

(1) Includes Gras Savoye.
(2) Fiscal Year 2014 ended December 31, 2014.
(3) Market cap as of June 29, 2015.
(4) See Willis non-GAAP measures for definition.

4

Willis Towers Watson: Increased Scale, Diversity & Financial Strength

$8.2BN

Revenue

$1.7BN[1]

Towers Watson Adjusted EBITDA & Willis Underlying EBITDA

~39,000

Associates

120+

Countries

Strong Balance Sheet

Financials based on calendar year 2014 results, pro forma for the merger, completion of Willis' acquisitions of Miller and Gras Savoye (pending), and full year run rate contributions for Willis' acquisitions of IFG, Max Matthiessen and Charles Monat.

(1) See Willis and Towers Watson non-GAAP measures for definitions.

APPROXIMATE COMBINED BUSINESS MIX



17%
43%
35%
5%
Human Capital & Benefits
Corporate Risk & Broking
Exchange Solutions
Investment, Risk & Reinsurance

APPROXIMATE COMBINED GEOGRAPHIC MIX



13%
20%
48%
19%
North America
Great Britain
Western Europe
Rest of World

5

Willis Towers Watson: A Comprehensive Offering Powerful Global Growth Platform BROAD APPEAL TO CLIENTS WORLDWIDE 6

Tangible Revenue Growth Opportunities GB, WESTERN EUROPE & REST OF WORLD Expand Towers Watson’s reach by 80+ countries Internationalize Towers Watson’s Global Health and Group Benefits solutions and exchange platform over time Enhance both Towers Watson’s and Willis’ ability to serve multinational Human Capital & Benefits clients Deliver more comprehensive local market solutions for multinationals NORTH AMERICA Rely upon Towers Watson relationships to increase Willis’ penetration in $10+ billion U.S. large P&C corporate market with Willis product suite Accelerate growth of OneExchange via Willis middle-market distribution 7 Accelerates growth and strategic priorities

Significant OneExchange Growth Opportunity Middle-market client segment represents an attractive growth opportunity Towers Watson provides best-in-class OneExchange platform Willis provides enhanced access to middle-market client base Accelerating growth of OneExchange Continued focus on channel partner distribution 8

Combined Company Operating Committee CEO PRESIDENT AND DEPUTY CEO | | John Haley Dominic Casserley Tim Wright Jim Foreman AND BENEFITS Adam Garrard Paul Morris 9 WESTERN EUROPE Towers Watson INVESTMENT, RISK & REINSURANCE Dominic Casserley Willis HEAD OF OPS & TECH David Shalders Willis REST OF WORLD Willis HUMAN CAPITAL Julie Gebauer Towers Watson HEAD OF HR Anne Bodnar Towers Watson NORTH AMERICA CO HEAD Todd Jones Willis EXCHANGE SOLUTIONS Towers Watson GENERAL COUNSEL Matt Furman Willis NORTH AMERICA CO HEAD Carl Hess Towers Watson CORPORATE RISK & BROKING Willis CFO Roger Millay Towers Watson GREAT BRITAIN Nicolas Aubert Willis CORPORATE REGIONS BUSINESS LINES

What This Means for Towers Watson Associates Combination creates a dynamic company with a focus on associate growth and development » Provides talent in both companies with growth opportunities within a stronger, more diversified global company » Global reach and infusion of new capabilities offer talent more growth Shared values Client-first focus Integrity Excellence Innovation Collaboration » » » » » 10

Roadmap for Successful Integration

Willis

- Joint integration team
  - Dominic Casserley to lead from Willis
  - Gene Wickes to lead from Towers Watson
- Well-defined integration process
- Strongest combination of talent and practices
- Commitment to communicate with and engage talent
- Unwavering focus on client service and current growth and operational improvement opportunities

Towers Watson

Realize full benefits of combination

11

What’s Next Towers Watson and Willis will operate as separate, independent companies until closing – business as usual Critical that we continue to provide our clients with the exceptional service they have come to expect from us We are committed to keeping associates informed and engaged as we move though this process 12

Protocols & Guidelines Post-close organizational planning Integration planning for client and non-client facing business units Determination of key leadership appointments Developing strategy for branding and related collateral needs Planning for real estate needs post-close Account planning for the new entity Joint bids or proposals Speaking to clients or prospects together Post-close marketing planning (e.g., pricing, competitive positioning, etc.) Exchanging sensitive client, business practice, or IP data 13 Prohibited Activities Permissible Activities Both parties must continue to act as separate and independent companies until close Where the two companies compete today, we must continue to compete until after closing The companies may not discuss competitive plans, contract negotiations, or bids for business pre-close The companies may not assign personnel to work at the other company until after close Personnel from one company may not direct or attempt to influence the actions of the other company’s personnel until after closing The companies may not exchange confidential, competitively sensitive information such as rates, discounts, or other terms offered to clients Given the sensitivity surrounding this phase of integration planning, rigorous protocols and guidelines must underpin all activities between announcement and close

Q&A 14

WILLIS AND TOWERS WATSON TO COMBINE IN MERGER OF EQUALS YNAMIC OBAL WTH integration roadmap 15 Powerful client Proposition D GL Common values, expanded associate opportunities GRO PLATF Accelerates growth and strategic priorities ORM Financially compelling, clear

Responsibility Statement The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. The directors of Towers Watson accept responsibility for the information contained in this document relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Towers Watson (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information. 16

Important Information About the Transaction and Where to Find It This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Willis plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction. Willis and Towers Watson plan to file with the SEC and mail to their respective shareholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Willis, Towers Watson, the transaction and related matters. Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus and other related documents carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other related documents filed with the SEC by Willis and Towers Watson through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Willis or Towers Watson at the following: WILLIS 200 Liberty Street, 7th Floor New York, NY 10281-1003 Attention: Investor Relations 212-915-8084 investor.relations@willis.com TOWERS WATSON 901 N. Glebe Road Arlington, VA 22203 Attention: Investor Relations 703-258-8000 investor.relations@towerswatson.com 17

Participants in the Solicitation Willis and Towers Watson, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the directors and executive officers of Willis, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Willis’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on April 17, 2015, which are filed with the SEC. Information regarding Towers Watson’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Towers Watson’s Form 10-K for the year ended June 30, 2014 and its proxy statement filed on October 3, 2014, which are filed with the SEC. A more complete description will be available in the Registration Statement and the Joint Proxy Statement/Prospectus. 18

Forward Looking Statements This document contains forward-looking statements that involve a number of risks and uncertainties. Statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on Willis or Towers Watson management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. Willis and Towers Watson undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and shareholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction on the proposed terms and schedule; the ability of Willis and Towers Watson to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition that Willis and Towers Watson face; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses; and other risks detailed in the “Statement Regarding Forward-Looking Information,” “Risk Factors” and other sections of Willis’s and Towers Watson’s Form 10-K and other filings with the Securities and Exchange Commission. 19

Towers Watson Non-GAAP Measures Adjusted EBITDA – Net income (attributable to common stockholders) adjusted for discontinued operations, net of tax, provision for income taxes, in terest, net, depreciation and amortization, transaction and integration expenses, and other non-operating income excluding income from variable interest entity. Free Cash Flow – Cash Flows from Operating Activities less cash used to purchase Fixed Assets and Software for Internal Use. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements. 20

Willis Non-GAAP Measures Underlying EBITDA – Net income (attributable to Willis Group Holdings) adjusted for net income attributable to non-controlling interests, interest in earnings of associates, net of tax, income tax charges, interest expense, restructuring charges, depreciation, amortization and other non-operating income. Free Cash Flow – Net Cash provided by Operating Activities less additions to Fixed Assets. These non-U.S. GAAP measures are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies. Non-U.S. GAAP measures should be considered in addition to, and not as a substitute for, the information contained within our financial statements. 21